

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Michael D. Gayda
Chief Executive Officer
PBF Holding Company LLC
One Sylvan Way
Second Floor
Parsippany, NJ 07054

      Re: **PBF Holding Company LLC**
              Registration Statement on Form S-4
              Filed January 14, 2013
              File No. 333-186007

              Registration Statement on Form S-1
              Filed January 23, 2013
              File No. 333-186156

Dear Mr. Gayda:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed January 14, 2013

General

1.   We note that your outside counsel provided the supplemental letter stating that you are registering the exchange offer in reliance on our position contained in the Exxon Capital

line of No-Action Letters. As such representations must come from the issuer, please provide this letter with your next amendment.

Prospectus Summary, page 1

The Exchange Offer, page 9

2.   Please supplement your "Security" disclosure by stating that there are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically.

Exchange Offer, page 45

Conditions to the Exchange Offer, page 48

3.   We note your language that you "will not be required to accept for exchange, or exchange any new notes for, any old notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date." We further note your statement that "[t]hese conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or *at various times in our sole discretion*" (emphasis added). All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please confirm your understanding of this and revise the language as necessary.

Management, page 114

Executive Compensation, page 119

4.   We note your statement on page 114 that "Messrs. Nimbley, Gayda, D. Lucey, M. Lucey and Dill also serve as the sole directors and officers of PBF Holding and PBF Finance." On page 119, you state that "Our named executive officers for 2012 were Thomas D. O'Malley, Executive Chairman of the Board of Directors, Thomas J. Nimbley, Chief Executive Officer, Matthew C. Lucey, Senior Vice President, Chief Financial Officer, Donald F. Lucey, Executive Vice President, Chief Commercial Officer, and Michael D. Gayda, President." Please clarify whether Mr. O'Malley or Mr. Dill serves as one of your executive officers. If Mr. O'Malley is not an executive officer of PBF Holding, in each instance where he is discussed, including the summary compensation table, please clarify his role with respect to the registrant. In addition, please explain why you discuss on pages 138-139 the compensation of the directors of PBF Energy, rather than the compensation of the directors of PBF Holding.

Material United States Federal Income Tax Consequences, page 133

5.	Given the tax-free nature of the exchange offer, please tell us why you have not filed an opinion of counsel addressing the tax matters of the exchange offer. Please refer to the requirements of Item 601(b)(8) of Regulation S-K.

Registration Statement on Form S-1 Filed January 23, 2013

General

6.	Please address comment 3 above in this Form S-1.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Todd E. Lenson, Esq.